Exhibit 21
Subsidiaries of Hawkins, Inc.

Subsidiary                                    State of Organization
Vertex Chemical Corporation    Minnesota
Stauber Performance Ingredients, Inc.     Minnesota
Stauber California, Inc., a subsidiary of Stauber Performance Ingredients, Inc.    California
Stauber New York, Inc., a subsidiary of Stauber Performance Ingredients, Inc.    New York